ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Friday, August 11, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

ACREX VENTURES TERMINATES FINGER LAKE CLAIMS OPTION

Acrex Ventures Ltd. ("Acrex") has given a notice terminating its option on the Finger Lake Claims in the central Cariboo region of British Columbia.  Management has concluded that the results from a prospecting programme the Company carried out on the property are not sufficiently encouraging to justify the retention of the Option.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.